UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 24, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

24 January 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Recent US Press interview

Dear Sirs,

Please find attached a copy of the press interview made in the US on 20th
January 2006.

Yours faithfully,

James D MacDonald
Company Secretary

Attachment

Security & Terrorism
New super-gun to be tested in Feb
By PAMELA HESS
UPI Pentagon Correspondent
WASHINGTON, Jan. 20 (UPI) -- Next month a new high-explosive munition will be fired in Singapore and then tested again by the U.S. Army, heralding what may be a sea change in weaponry: a family of guns that can fire at speeds of up to
240,000 rounds per minute, albeit in short bursts.
A Metal Storm gun of any size -- from a 9mm handgun up to a machine gun size or a grenade launcher -- has no moving parts other than the bullets or munition inside the barrel. Rather than chambering a single slug for each shot
- very quickly in the case of machine guns -- the bullets come pre-stacked inside the barrel and can be shot all at once, or one at a time, as the shooter decides through the electronic controls.
Because there are no moving parts, the weapon is less likely to jam, and will presumably need less maintenance.
Lashing many barrels together dramatically increases the number of rounds fired per second. Once fired, however, each spent barrel has to be reloaded.
Its 40mm answer to the MK19 - the current automatic grenade launcher in use by the U.S. military - chambers up to 15 rounds in the barrel at once. They can be squeezed off one at a time or fired almost simultaneously. According to the company, this gives the Metal Storm gun 4,000 times the rounds-on-target capability of the MK19, which has a rapid fire rate of 60 rounds per second.
Starting in 2006 the company will demonstrate its prototypes with applicability that is especially likely to interest the U.S. military. The grenade launching weapon system can be mounted on an unmanned ground combat vehicle, an unmanned aerial vehicle, and might be used as a defense against rocket-propelled grenades and mortars.
Metal Storm's speed allows it to lay down a blinding wall of slugs that can intercept and pulverize incoming enemy fire, according to company CEO David
Smith. As long as the grenade or mortar is fired from outside a range of about
50 meters or 162.5 feet and a Doppler radar is in use, a Metal Storm system could be an effective defense, he told UPI.
Closer than that and there is just not time to react.
"But if you are from 50 meters and beyond, if everything can work fast enough
-- the radar -- there is enough time mathematically" to shoot down incoming fire, Smith said.
At least 153 U.S. troops have been killed in Iraq by enemy rockets and mortars since the start of the war. Nearly 2,000 have been wounded.
The grenade launcher barrel can also carry less-than-lethal munitions, like small bean- bags, sponge grenades or smoke. On Jan. 16, the Army awarded Metal
Storm a $975,000 contract to further develop its non-lethal rounds.
"Our so-called competition is (the) Mk19 - grenade machine gun," Smith said.
"It's enormously heavy. It takes six people to carry it into a battlefield scene. It's not mobile.
"But the military has had this transition out of big system warfighting into much lighter, higher firepower that can be carried into battle by individuals or light vehicles. Our guns have no moving parts -- so they have the same amount of fire power at significantly reduced weight ratio."
Metal Storm technology has been under development for about a decade, but a series of small-business innovative research contracts awarded recently by the
Department of Energy and the Army means prototypes are now being produced and demonstrated.
"We are to the point we can start providing prototypes. The Army is very, very parochial in how they buy weapon systems," Smith said. "But now we can put it into an actual environment."
The company is also studying whether it can mount a Metal Storm weapon on a small unmanned helicopter, particularly looking at the recoil effect from the gun.
Smith said such a system - deployable down to the squad level -- could be useful in a place like Iraq, where it's a common tactic for insurgents to launch a mortar and then run. By the time soldiers on foot or in a vehicle get to the launch site, the shooters are long gone. But a UAV quickly launched can see where the shooters run to, and if a gun is on board, can shoot at them.
The Australian military is testing a Metal Storm gun of its own, the Advanced
Individual Combat Weapon (AICW). The AICW combines both an assault rifle and a
40 mm grenade launcher in a single unit with a common trigger, allowing the shooter to choose which munition he wants to fire without having to refit his weapon. It also allows three grenades to be fired at once, whereas one is the only option in the current generation of weapons.
Metal Storm Inc. will demonstrate a high-explosive munition with a 10-meter
(32.5 feet) burst radius in Singapore on Feb. 6, Smith said, and for the
Army's Picatinny Arsenal and Armament Research, Development and Engineering
Center later that month

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: January 24, 2006	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Company Secretary